UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K/A

(Amendment No. 2)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 18, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: This Form 6-K/A amends the Form 6-K furnished by France Telecom to the Securities and Exchange Commission on August 3, 2009 (the "Form 6-K"). France Telecom is filing this Amendment No. 2 to the Form 6-K for the purpose of correcting certain errors contained in the headings of the Consolidated Balance Sheet and of the Segment Information.

(amounts in millions of euros)	Note	Period ended June 30, 2009	Period ended December 31, 2008 (1)
EQUITY AND LIABILITIES
Share capital		10,594	10,460
Additional paid-in capital		15,729	15,325
Retained earnings		1,676	1,440
Cumulative translation adjustment		36	(135)

Equity attributable to equity holders of France Telecom S.A.		28,035	27,090

Minority interests		2,516	3,598
Total equity	7	30,551	30,688

Non-current trade payables		464	498
Non-current financial liabilities at amortized cost, excluding trade payables	6	33,194	31,782
Non-current financial liabilities at fair value through profit or loss	6	530	495
Non-current hedging derivatives liabilities	6	630	650
Non-current employee benefits		555	559
Non-current provisions		998	1,262
Other non-current liabilities		574	711
Deferred tax liabilities		1,382	1,288

Total non-current liabilities		38,327	37,245

Current trade payables		8,503	9,519
Current financial liabilities at amortized cost, excluding trade payables	6	7,763	8,236
Current financial liabilities at fair value through profit or loss	6	91	913
Current hedging derivatives liabilities	6	1	2
Current employee benefits		1,406	1,700
Current provisions		1,435	1,453
Other current liabilities		2,431	1,989
Current tax payables		289	277
Deferred income		2,669	2,763

Total current liabilities		24,588	26,852

TOTAL EQUITY AND LIABILITIES		93,466	94,785
(1) For complementary information regarding the effects on comparative data of the implementation of IFRS 36 (amended by IFRS 8): see Note 1.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET – YEAR ENDED JUNE 30, 2009

(in millions of euros)	France	United Kingdom	Spain
Goodwill	15,354	1,582	4,716
Other Intangible Assets	2,006	4,021	1,860
Property, plant and equipment	10,063	1,863	2,164
Interests in associates	39	-	1
Other non-current assets	1,970	-	493
Total non-current assets	29,432	7,466	9,234
Inventories	281	109	70
Trade receivables	2,737	772	521
Prepaid expenses	92	301	61
Other current assets	6,627	51	43
Total current Assets	9,737	1,233	695
Total allocated assets	39,169	8,699	9,929
TOTAL ASSETS
Equity
Non-current trade payables	219	-	16
Non-current employee benefits	231	-	12
Non-current provisions	418	96	141
Other non-current liabilities	31,195	1,511	562
Total non-current liabilities	32,063	1,607	731
Current trade payables	3,817	1,129	1,150
Current employee benefits	686	17	15
Current provisions	908	46	26
Deferred income	1,670	272	75
Other current liabilities	6,655	484	1,335
Total current liabilities	13,736	1,948	2,601
Total allocated liabilities	45,799	3,555	3,332
TOTAL EQUITY & LIABILITIES

CONSOLIDATED BALANCE SHEET – YEAR ENDED DECEMBER 31, 2008

(in millions of euros)	France	United Kingdom	Spain
Goodwill	15,350	1,415	4,929
Other Intangible Assets	1,941	3,736	2,077
Property, plant and equipment	10,288	1,761	2,286
Interests in associates	54	-	2
Other non-current assets	2,107	-	471
Total non-current assets	29,740	6,912	9,765
Inventories	365	178	97
Trade receivables	2,749	601	640
Prepaid expenses	41	231	21
Other current assets	6,860	176	44
Total current Assets	10,015	1,186	802
Total allocated assets	39,755	8,098	10,567
TOTAL ASSETS
Equity
Non-current trade payables	219	-	11
Non-current employee benefits	249	-	7
Non-current provisions	477	86	142
Other non-current liabilities	29,994	1,373	794
Total non-current liabilities	30,939	1,459	954
Current trade payables	4,028	953	1,520
Current employee benefits	826	18	16
Current provisions	902	27	39
Deferred income	1,704	277	98
Other current liabilities	6,699	460	1,749
Total current liabilities	14,159	1,735	3,422
Total allocated liabilities	45,098	3,194	4,376
TOTAL EQUITY & LIABILITIES

(1)

Some trade receivables generated by the Business segment (approximately 260 million euros at June 30, 2009 versus 296 million euros at December 31, 2008) and some generated by the IC & SS segment (approximately 9 million euros at June 30, 2009) are included in the France segment, which is responsible for their collection.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 18, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer